As filed with the Securities and Exchange Commission on January 24, 1997
                                          Securities Act File No. 33-64023
                                   Investment Company Act File No. 811-5870


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________

                                SCHEDULE 13E-4
                        ISSUER TENDER OFFER STATEMENT
                    (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)

                               AMENDMENT NO. 1

                MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                               (Name of Issuer)

                MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                     (Name of Person(s) Filing Statement)

              Shares of Common Stock, Par Value $0.10 per share
                        (Title of Class of Securities)

                                 59019R 10 5
                    (CUSIP Number of Class of Securities)

                                Arthur Zeikel
                Merrill Lynch Senior Floating Rate Fund, Inc.
                            800 Scudders Mill Road
                        Plainsboro, New Jersey  08536
                                (609) 282-2800
         (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:

Thomas R. Smith, Jr., Esq.                   Philip L. Kirstein, Esq.
Brown & Wood LLP                             Merrill Lynch  Asset Management,
L.P.
One World Trade Center                       P.O. Box 9011
New York, New York  10048-0557               Princeton, New Jersey
                                             08543-9011

                              December 20, 1996
                      (Date Tender Offer First Published
                      Sent or Given to Security Holders)


     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 12,500,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on December 20, 1996 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

     The Offer terminated at 12:00 midnight, New York time, on January 21, 1997 (the "Expiration Date"). Pursuant to the Offer, 13,054,266.940 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.97 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $130,151,041.40.

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.


January 24, 1997         By   /s/ Terry K. Glenn
                            ------------------------------------------
                              (Terry K. Glenn,
                               Executive Vice President)